Thank you for your firm’s confidence in the five-star Paradigm Value Fund (PVFAX) for your clients’ small-cap value allocations.

I’m pleased to announce that Paradigm is reducing the net expense ratio of PVFAX to 1.54% effective May 1, 2009. This brings the fund considerably closer to Morningstar’s 1.50% average net expense ratio for small value funds. Please see the latest fund prospectus for details.

This reduction in fees is part of Paradigm’s ongoing commitment to serving fee-based advisors through mutual funds. Our relationships with firms such as are a key complement to our legacy of institutional small-cap investing, and an important part of our strategic plan.

We believe that small cap investing can play an important part in rebuilding client portfolios, especially given the historical outperformance of small-cap over large cap after each of the last four recessions.

Though the fund is reducing its costs, we will continue to commit our top resources. Portfolio Managers Jason Ronovech and Jonathan Vyorst are supported by six analysts. The team continues to identify what we believe to be classic examples of the kinds of companies that have made the fund such a strong performer since the fund’s inception: Underfollowed, out-of-favor companies with strong fundamentals and proven management teams, trading at what we believe to be extremely attractive valuations.

Thanks again for choosing Paradigm. Please let me know if you have any questions, or if we can help in any way.

Cordially,

Gordon Sacks

Vice President

gsacks@paradigmcapital.com

(518) 431-3261 direct

Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The prospectus contains this and other information about the Paradigm Funds. You may obtain a prospectus at www.paradigm-funds.com, or by calling the transfer agent at (800) 239-0732. The prospectus should be read carefully before investing.

Morningstar ranking as of 3/31/09. For funds with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund’s monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. An overall rating for a fund is derived from a weighted average of the performance figures associated with its 3-, 5-, and 10-year (if applicable) Morningstar Rating Metrics as of the date stated. As of 3/31/09 the number of funds in the Small Value category tracked by Morningstar was 349 for the 3 year period and Overall Ranking, and 269 for the 5 year period.  As of 3/31/09 Paradigm Value Fund did not have a 10 year rating.